EXHIBIT 99.1

        FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING STATEMENTS

      An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this quarterly report and our other SEC filings before deciding whether to purchase shares of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

      We are a development stage company and since our inception our source of working capital has been public and private sales of our stock. We incurred a net loss of approximately $758,000 for the quarter ended October 31, 2003. We have continued to incur losses since October 2003. In addition, we had a working capital deficit of approximately $597,000 as of October 31, 2003 and an accumulated deficit of approximately $64,732,000 as of October 31, 2003. We may never achieve revenue sufficient for us to attain profitability.

      Our profitability will depend on our ability to develop, obtain regulatory approvals for, and effectively market ONCONASE(R) as well as entering into strategic alliances for the development of new drug candidates from the out-licensing of our proprietary RNase technology. The commercialization of our pharmaceutical products involves a number of significant challenges. In particular our ability to commercialize ONCONASE(R) depends on the success of our clinical development programs, our efforts to obtain regulatory approval and our sales and marketing efforts or those of our marketing partners, if any, directed at physicians, patients and third-party payors. A number of factors could affect these efforts including:

      o Our ability to demonstrate clinically that our products have utility and are safe;

      o Delays or refusals by regulatory authorities in granting marketing approvals;

      o     Our limited financial resources relative to our competitors;

      o     Our ability to obtain an appropriate marketing partner;

      o The availability and level of reimbursement for our products by third party payors;

      o     Incidents of adverse reactions to our products;

      o Side effects or misuse of our products and unfavorable publicity that could result; and

      o     The occurrence of manufacturing or distribution disruptions.

      We will seek to generate revenue through licensing, marketing and development arrangements prior to receiving revenue from the sale of our products. To date we have been unable to consummate any licensing, marketing or development arrangements which have resulted in any significant amounts of revenue for us and we may not be able to successfully consummate any such arrangements. We, therefore, are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.


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We may not be able to utilize all of our net operating loss carryforwards.

      At July 31, 2003, we had federal net operating loss carryforwards of approximately $39,600,000 that expire from 2004 to 2023. We also had research and experimentation tax credit carryforwards of approximately $1,186,000 that expire from 2004 to 2023. New Jersey has enacted legislature permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or tax benefits. In December 2000, 2001 and 2002, we realized net proceeds of approximately $451,000, $354,000 and $231,000, respectively, from the sale of our allocated tax benefits. We anticipate receiving approximately $222,000 from the sale of our allocated tax benefits, which was recognized as tax benefit for the quarter ended October 31, 2003. We will attempt to sell our remaining tax benefits balance of approximately $1,117,000 between July 1, 2003 and June 30, 2005, subject to all existing laws of the State of New Jersey. As there is a limited market for these types of sales, we cannot predict whether we will be successful.

We need additional financing to continue operations and this financing may not be available on acceptable terms, if it is available at all.

      We need additional financing in order to continue operations, including completion of our current clinical trials and filing marketing registrations for ONCONASE(R) in the United States with the FDA and in Europe with the EMEA. As a result of our continuing losses and lack of capital, the report of our independent auditors on our July 31, 2003 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise substantial doubt about our ability to continue as a going concern. Our financial statements at July 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. If the results from our current clinical trial do not demonstrate the efficacy and safety of ONCONASE(R) for malignant mesothelioma, our ability to raise additional capital will be adversely affected. Even if regulatory applications for marketing approvals are filed, we will need additional financing to continue operations. We believe our current operating levels require $160,000 of cash per month. Presently, our cash balance is sufficient to fund our operations through November 1, 2004. We continue to seek additional capital financing through the sales of equity in private placements, sale of our tax benefits and exercise of stock options and warrants but cannot be sure that we will be able to raise capital on favorable terms or at all.

Our clinical trials could take longer to complete and cost more than we expect.

      We currently have ongoing a confirmatory Phase III trial of ONCONASE(R) as a treatment for malignant mesothelioma. This Phase III clinical trial is a survival study and therefore, according to its protocol, terminal events must occur before the trial is completed. Since it is impossible to predict when these terminal events will occur we do not have the capability of reasonably determining when the trial will be completed nor when we will be able to file an NDA with the Food and Drug Administration, or FDA.

      Clinical trials are very costly and time consuming. The length of time required to complete a clinical trial depends on several factors including the size of the patient population, the ability of patients to get to the site of the clinical study, and the criteria for determining which patients are eligible to join the study. Delays in patient enrollment, specifically in the second part of the Phase III clinical trial of ONCONASE(R) as a treatment for malignant mesothelioma which is still in the enrollment stage, could delay completion of the clinical study and increase its costs which could delay the commercial sale of ONCONASE(R).


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      The FDA and comparable regulatory agencies in foreign countries impose substantial pre-market approval requirements on the introduction of pharmaceutical products. These requirements involve lengthy and detailed pre-clinical and clinical testing and other costly and time consuming procedures. Satisfaction of these requirements typically takes several years depending on the type of complexity and novelty of the product. While limited trials with our product has produced favorable results we cannot apply for FDA or EMEA approval to market ONCONASE(R) until the clinical trials and all other registration requirements have been completed and as discussed above, since this confirmatory Phase III trial of ONCONASE(R) as a treatment for malignant mesothelioma is a survival study, we do not have the capability of reasonably determining when such trial will be completed.

If we fail to obtain the necessary regulatory approvals, we will not be allowed to commercialize our drugs and will not generate product revenue.

      The FDA and comparable regulatory agencies in foreign countries impose substantial pre-market approval requirements on the introduction of pharmaceutical products. These requirements involve lengthy and detailed pre-clinical and clinical testing and other costly and time consuming procedures. Satisfaction of these requirements typically takes several years depending on the type of complexity and novelty of the product. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. While limited trials with our product has produced favorable results we cannot be certain that we or any of our collaborative partners will successfully complete Phase I, Phase II or Phase III testing of any compound within any specific time period, if at all. Furthermore, the FDA or the study sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. In addition, we cannot apply for FDA or EMEA approval to market ONCONASE(R) until pre-clinical and clinical trials have been completed and as discussed above we do not have the capability of reasonably determining when such trial will be completed. Several factors could prevent the successful completion or cause significant delays of these trials including an inability to enroll the required number of patients or failure to demonstrate the product is safe and effective in humans. Also, if safety concerns develop, the FDA and EMEA could stop our trials before completion.

      All statutes and regulations governing the conduct of clinical trials are subject to change by various regulatory agencies, including the FDA, in the future which could affect the cost and duration of our clinical trials. Any unanticipated costs or delays in our clinical studies would delay our ability to generate product revenues and to raise additional capital and could cause us to be unable to fund the completion of the studies.

      We may not market or sell any product for which we have not obtained regulatory approval. We cannot assure that the FDA or other regulatory agencies will ever approve the use of our products that are under development. Even if we receive regulatory approval, such approval may involve limitations on the indicated uses for which we may market our products. Further, even after approval, discovery of previously unknown problems could result in additional restrictions, including withdrawal of our products.

      If we fail to obtain the necessary regulatory approvals, we cannot market or sell our products in the United States, or in other countries and our long-term viability would be threatened. If we fail to achieve regulatory approval or foreign marketing authorizations for ONCONASE(R) we will not have a saleable product or product revenues for quite some time, if at all, and may not be able to continue operations.


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We are and will be dependent upon third parties for manufacturing our products.
If these third parties do not devote sufficient time and resources to our products our revenues and profits may be adversely affected.

      We do not have the facilities or expertise to manufacture our products. We presently rely on third parties to perform certain of the manufacturing processes for the production of ONCONASE(R) for use in clinical trials. We intend to rely on third parties to manufacture our products if they are approved for sale by the appropriate regulatory agencies and are commercialized. Third party manufacturers may not be able to meet our needs with respect to the timing, quantity or quality of our products or to supply products on acceptable terms.

Because we do not have marketing, sales or distribution capabilities, we expect to contract with third parties for these functions and we will therefore be dependent upon such third parties to market, sell and distribute our products in order for us to generate revenues.

      We currently have no sales, marketing or distribution capabilities. In order to commercialize any product candidates for which we receive FDA approval, we expect to rely on established third party strategic partners to perform these functions. For example, if we are successful in our Phase III clinical trials with ONCONASE(R), and the FDA grants approval for the commercialization of ONCONASE(R), we will be unable to introduce the product to market without establishing a marketing collaboration with a pharmaceutical company with those resources. Further, if we establish relationships with one or more biopharmaceutical or other marketing companies with existing distribution systems and direct sales forces to market any or all of our product candidates, we cannot assure you that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all.

      In addition, we expect to begin to incur significant expenses in determining our commercialization strategy with respect to one or more of our product candidates. The determination of our commercialization strategy with respect to a product candidate will depend on a number of factors, including:

      o the extent to which we are successful in securing collaborative partners to offset some or all of the funding obligations with respect to product candidates;

      o the extent to which our agreement with our collaborators permits us to exercise marketing or promotion rights with respect to the product candidate;

      o how our product candidates compare to competitive products with respect to labeling, pricing, therapeutic effect, and method of delivery; and

      o whether we are able to establish agreements with third party collaborators, including large biopharmaceutical or other marketing companies, with respect to any of our product candidates on terms that are acceptable to us.

      A number of these factors are outside of our control and will be difficult to determine.

Our product candidates may not be accepted by the market.

      Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance, which means we would not receive significant revenues from these products.


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Approval by the FDA does not necessarily mean that the medical community will be convinced of the relative safety, efficacy and cost-effectiveness of our products as compared to other products. In addition, third party reimbursers such as insurance companies and HMOs may be reluctant to reimburse expenses relating to our products.

We depend upon Kuslima Shogen and our other key personnel and may not be able to retain these employees or recruit qualified replacement or additional personnel, which would have a material adverse affect on our business.

      We are highly dependent upon our founder, Chairman and Chief Executive Officer, Kuslima Shogen. Kuslima Shogen's talents, efforts, personality, vision and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of Kuslima Shogen, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business. While our other employees have substantial experience and have made significant contributions to our business, Kuslima Shogen is our senior executive and also our primary supporter because she represents the Company's primary means of accessing the capital markets.

      Because of the specialized scientific nature of our business, our continued success also is dependent upon our ability to attract and retain qualified management and scientific personnel. There is intense competition for qualified personnel in the pharmaceutical field. As our company grows our inability to attract qualified management and scientific personnel could materially adversely affect our research and development programs, the commercialization of our products and the potential revenue from product sales.

Our proprietary technology and patents may offer only limited protection against infringement and the development by our competitors of competitive products.

      We currently own ten United States patents with expiration dates ranging from 2006 to 2019, four European patents with expiration dates ranging from 2009 to 2016 and one Japanese patent that expires in 2010. We also have patent applications that are pending in the United States, Europe and Japan. The scope of protection afforded by patents for biotechnological inventions is uncertain, and such uncertainty applies to our patents as well. Therefore, our patents may not give us competitive advantages or afford us adequate protection from competing products. Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents. Patent litigation and intellectual property litigation are expensive and our resources are limited. If we were to become involved in litigation, we might not have the funds or other resources necessary to conduct the litigation effectively. This might prevent us from protecting our patents, from defending against claims of infringement, or both.

      Patent litigation and intellectual property litigation are expensive. If we were to become involved in litigation, due to our limited capital resources, we might not have the funds or other resources necessary to carry on the litigation in an effective manner. This may prevent us from protecting our patents or defending against claims of infringement.

Developments by competitors may render our products obsolete or non-competitive.

      Currently, there are no approved systemic treatments for malignant mesothelioma. However, Eli Lilly is developing a product based upon a different mechanism of action than that of ONCONASE(R) is based upon. Eli Lilly's product is a multi-targeted antifolate ALIMTA(R) (pemetrexed) for patients with malignant mesothelioma. Final results have been published in the Journal of Clinical Oncology, July


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2003. To our knowledge, no other company is developing a product with the same mechanism of action as ONCONASE(R). Several companies, universities, research teams and scientists are developing products to treat the same medical conditions our products are intended to treat. Some of our competitors, including Eli Lilly, are more experienced and have greater clinical, marketing and regulatory capabilities and managerial and financial resources than we do. This may enable them to develop products to treat the same medical conditions our products are intended to treat before we are able to complete the development of our competing product.

      Our business is very competitive and involves rapid changes in the technologies involved in developing new drugs. If others experience rapid technological development, our products may become obsolete before we are able to recover expenses incurred in developing our products. We will probably face new competitors as new technologies develop. Our success depends on our ability to remain competitive in the development of new drugs. We may not be able to compete successfully.

We may be sued for product liability.

      Our business exposes us to potential product liability that may have a negative effect on our financial performance and our business generally. The administration of drugs to humans, whether in clinical trials or commercially, exposes us to potential product and professional liability risks which are inherent in the testing, production, marketing and sale of new drugs for humans. Product liability claims can be expensive to defend and may result in large judgments or settlements against us which could have a negative effect on our financial performance and materially adversely affect our business. We maintain product liability insurance but our insurance coverage may not be sufficient to cover claims. Furthermore, we cannot be certain that we will always be able to maintain or increase our insurance coverage at an affordable price. Even if a product liability claim is not successful, adverse publicity and time and expense of defending such a claim may significantly interfere with our business.

Our stock is thinly traded and you may not be able to sell our stock when you want to do so.

      There has been no established trading market for our Common Stock since the stock was delisted from Nasdaq in April 1999. Since then our Common Stock has been quoted on the OTC Bulletin Board, and is currently thinly traded. Over the past three years, the weekly trading volume was as low as 4,160 shares per week and as high as 706,280 shares for any week in such period. You may be unable to sell our Common Stock when you want to do so if the trading market continues to be limited.

The price of our Common Stock has been, and may continue to be, volatile.

      The market price of our Common Stock, like that of the securities of many other development stage biotechnology companies, has fluctuated over a wide range and it is likely that the price of our Common Stock will fluctuate in the future. Over the past three years, the sale price for our Common Stock, as reported by Nasdaq and the OTC Bulletin Board has fluctuated from a low of $0.18 to a high of $4.51. The market price of our Common Stock could be impacted by a variety of factors, including:

      o announcements of technological innovations or new commercial products by us or our competitors,

      o disclosure of the results of pre-clinical testing and clinical trials by us or our competitors,

      o     disclosure of the results of regulatory proceedings,

      o     changes in government regulation,


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      o     developments in the patents or other proprietary rights owned or licensed by us or our competitors,

      o public concern as to the safety and efficacy of products developed by us or others,

      o     litigation, and

      o     general market conditions in our industry.

      In addition, the stock market continues to experience extreme price and volume fluctuations. These fluctuations have especially affected the market price of many biotechnology companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our Common Stock.

Events with respect to our share capital could cause the price of our Common Stock to decline.

      Sales of substantial amounts of our Common Stock in the open market, or the availability of such shares for sale, could adversely affect the price of our Common Stock. An adverse effect on the price of our Common Stock may adversely affect the trading price of the notes. We had 28,350,379 million shares of Common Stock outstanding as of November 30, 2003. The following securities that may be exercised for, or are convertible into, shares of our Common Stock were issued and outstanding as of November 30, 2003:

            o Options. Stock options to purchase 2,516,441 shares of our Common Stock at a weighted average exercise price of approximately $1.34 per share.

            o Warrants. Warrants to purchase 6,962,357 million shares of our Common Stock at a weighted average exercise price of approximately $1.38 per share.

            o Convertible Notes. Notes which will convert into 4,787,795 shares of our Common Stock and 5,778,817 warrants which are convertible into 5,778,817 shares of our Common Stock at an average conversion price of $.29 as of such date.

      The shares of our Common Stock that may be issued under the options, warrants and upon conversion of the notes are currently registered with the SEC or are eligible for sale without any volume limitations pursuant to Rule 144(k) under the Securities Act.

Our charter documents and Delaware law may discourage a takeover of our company.

      We are currently authorized to issue 1,000,000 shares of preferred stock. Our Board of Directors is authorized, without any approval of the stockholders, to issue the preferred stock and determine the terms of the preferred stock. In September 2003, our Board of Directors designated 200,000 of the 1,000,000 shares of preferred stock as Series A Preferred Stock. 105,666 shares of our Series A Preferred Stock has been reserved for issuance upon the conversion of certain of our outstanding notes. There are no shares of preferred stock currently outstanding. The authorized shares of preferred stock will remain available for general corporate purposes, may be privately placed and can be used to make a change in control of our company more difficult. Under certain circumstances, our Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or transfer in control of our company by causing shares of preferred stock to be issued to a stockholder who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of our company and our stockholders, but in which unaffiliated stockholders may wish to participate. Furthermore, the existence of authorized shares of preferred stock might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of Common Stock, to acquire control of our company. Accordingly, the accomplishment of a tender offer may be more


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difficult. This may be beneficial to management in a hostile tender offer, but have an adverse impact on stockholders who may want to participate in the tender offer. Consequently, the Board of Directors, without further stockholder approval, could issue authorized shares of preferred stock with rights that could adversely affect the rights of the holders of our Common Stock to a stockholder which, when voted together with other securities held by members of the Board of Directors and the executive officers and their families, could prevent the majority stockholder vote required by our certificate of incorporation or Delaware General Corporation Law to effect certain matters.


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